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                              August 6, 2020

       Jesus M. Quintero
       Chief Executive Officer
       Marijuana Co of America, Inc.
       1340 West Valley Parkway, Suite 205
       Escondido CA. 92029

                                                        Re: Marijuana Co of
America, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 23, 2020
                                                            File No. 333-239680

       Dear Mr. Quintero:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2020 letter.

       Amendment No. 1 to Form S-1 filed July 23, 2020

       General

   1. We continue to evaluate your response to prior comment 1 concerning the size of the offering. Please
provide us with a response that details how you calculate the public float figure and be
sure to account for each 5% holder in your response. Given the magnitude of recent
increases in total shares outstanding, please also revise the beneficial ownership table in the
registration statement to reflect holdings as of the most recent practicable date. In
addition, we note that the beneficial ownership tables provided on pages 74 and 76
disclose substantial changes in the outstanding shares held by executive officers and directors
between December 31, 2019 and July 1, 2020, and that the two tables disclosing
holdings as of December 31, 2019 do not appear to contain the same
 Jesus M. Quintero
Marijuana Co of America, Inc.
August 6, 2020
Page 2
      information (see table on page 74 and table at the bottom of page 76).
       Please contact Laura Crotty at (202) 551-7614 or Joe McCann at (202) 551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameJesus M. Quintero
                                                           Division of
Corporation Finance
Comapany NameMarijuana Co of America, Inc.
                                                           Office of Life
Sciences
August 6, 2020 Page 2
cc:       Tad Mailander
FirstName LastName